SE 15046898 MISSION

SEC
Mail Processing
Section

MAR 02 2015

Washington DC
403

CM

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SEC FILE NUMBER
8- 66764

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro, Suite 600
(No. and Street)

San Antonio	Texas	78216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cindy Jorgensen — 210-321-7235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 W Houston St, Suite 1800	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Cindy L. Jorgensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC INVESTMENT SERVICES, LLC, as of February 28, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L GOUTERIEZ
Notary Public, State of Texas
My Commission Expires
December 05, 2018

Notary Public

Signature

Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

SWBC Investment Services, LLC
Year Ended December 31, 2014
With Report of Independent
Registered Public Accounting Firm

SWBC Investment Services, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
100 West Houston Street
Suite 1800
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Member of
SWBC Investment Services, LLC

We have audited the accompanying statement of financial condition of SWBC Investment Services, LLC (the Company) as of December 31, 2014, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWBC Investment Services, LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2015

SWBC Investment Services, LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	**$ 4,284,703**
Commissions receivable	**403,137**
Prepaid expenses	**199,736**
Receivable from related parties	**194,482**
Property and equipment – net	**222,144**
Intangible asset - purchased customer relationships	**303,875**
Total assets	**$ 5,608,077**

Liabilities and Member's equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 124,615**
Accrued compensation expenses	**1,388,322**
Commissions and administrative fees payable	**554,092**
Payable to related parties	**267,281**
Total liabilities	**2,334,310**
Member's equity	**3,273,767**
Total liabilities and Member's equity	**$ 5,608,077**

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statement of Operations

Year Ended December 31, 2014

Revenues	
Commissions	**$ 9,482,971**
Other income	**49,525**
Total revenues	**9,532,496**
Expenses	
Commissions	**4,788,344**
Salaries and benefits	**1,461,020**
Administrative fees reimbursement	**1,412,585**
General and administrative	**1,003,998**
Clearing and execution charges	**144,595**
Occupancy	**133,058**
Depreciation and amortization	**45,811**
Total expenses	**8,989,411**
Income before taxes	**543,085**
Provision for state taxes	**21,651**
Net income	**$ 521,434**

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statement of Changes in Member's Equity

Balance at January 1, 2014	**$ 2,752,333**
Net income – year ended December 31, 2014	**521,434**
Balance at December 31, 2014	**$ 3,273,767**

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statement of Cash Flows

Year Ended December 31, 2014

Operating activities	
Net income	$ 521,434
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	45,811
Net change in:	
Commissions receivable	296,505
Prepaid expenses	(95,606)
Accounts payable and accrued expenses	(1,462)
Accrued compensation expenses	587,276
Commissions and administrative fees payable	(463,773)
Receivable from and payable to related parties - net	19,839
Net cash provided by operating activities	910,024
Investing activities	
Transfer of software to Member	22,145
Net cash provided by investing activities	22,145
Net increase in cash and cash equivalents	932,169
Cash and cash equivalents at beginning of year	3,352,534
Cash and cash equivalents at end of year	$ 4,284,703

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Notes to Financial Statements

December 31, 2014

1. Reporting Entity and Nature of Operations

SWBC Investment Services, LLC (the Company) was organized in the state of Texas in August 2004, as a single member limited liability company, for the purpose of forming a registered broker dealer with membership in the Financial Industry Regulatory Authority (FINRA). The Company's single member is Southwest Business Corporation (SWBC). Effective May 16, 2005, the Company received approval to operate as a broker dealer with an exemption from the Securities and Exchange Commission (SEC) Rule 15c3-3 under Section k(2)(ii).

Effective January 17, 2007, the Company began clearing transactions for its customers on a fully disclosed basis as customers of National Financial Services, LLC (National Financial). National Financial is wholly owned by Fidelity Global Brokerage Group, Inc., a wholly owned subsidiary of FMR Corporation. The Company does not hold cash or securities in connection with these transactions. The Company's commission revenues are generated from services provided in various states.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S generally accepted accounting principles (U.S. GAAP). A description of the significant accounting policies is presented below.

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, commissions receivable, and accounts payable. The recorded values of these accounts approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist of interest-bearing and non-interest-bearing deposit accounts with original maturities of three months or less.

2. Summary of Significant Accounting Policies (continued)

Commissions Receivable

Commissions receivable represent commission revenue earned by the Company. At December 31, 2014, no allowance for doubtful accounts was established, as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated on the straight-line method based on the following estimated useful lives: furniture and equipment – 3 to 10 years, computer equipment – 3 to 5 years, and software – 3 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements – 8 to 10 years.

Commissions and Administrative Fees Payable

Commissions and Administrative Fees Payable represent earned investment commissions and fees payable related to contracts with customers to pay rent, telephone, copier and other office supply charges.

Revenue Recognition

During 2014, the Company received securities and insurance commissions generated by its registered representatives. Commissions and related transaction charges executed through National Financial are recorded on a trade-date basis. Revenues are recorded as the income is earned and the related services are performed.

2. Summary of Significant Accounting Policies (continued)

Federal and State Income Taxes

There is no federal income tax provision included in these financial statements, as the Company is a single member limited liability Company. As such, the Company is a disregarded entity for federal tax purposes and SWBC is responsible for reporting all federal taxes due on net income of the Company. In accordance with the Company's tax sharing agreement with SWBC, during 2014, the Company was allocated $21,651 for state taxes.

Use of Estimates in Financial Statement Presentation

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The standard is part of a joint effort by the FASB and the International Accounting Standards Board to enhance financial reporting by creating common revenue recognition guidance for all preparers, thereby, improving the consistency of requirements, comparability of practices and usefulness of disclosures. The new standard will supersede much of the existing authoritative literature for revenue recognition and will be effective for the Company on January 1, 2018. Entities are allowed to transition to the new standard by either retrospective application or recognizing the cumulative effect. The Company is currently evaluating the newly issued guidance including which transition approach will be applied and the estimated impact it will have on its financial statements.

3. Property and Equipment

Property and equipment consist of the following classes of assets:

Furniture and equipment	$	**141,118**
Leasehold improvements		**136,450**
Computer equipment		**118,320**
Software		**46,725**
		442,613
Less accumulated depreciation and amortization		**220,469**
Net property and equipment	$	**222,144**

Depreciation and amortization expense, including amortization allocated from SWBC, by major asset classification is summarized below:

Furniture and equipment	$	**14,112**
Leasehold improvements		**13,645**
Computer equipment		**18,054**
	$	**45,811**

4. Intangible Asset – Purchased Customer Relationships

The Company reviews the carrying value of purchased customer relationships for impairment annually and whenever events and circumstances indicate the carrying value of an asset may not be recoverable. The factors considered by management in performing this assessment include current operating results, loss of customer relationships, the effects of obsolescence, demand, competition, and other economic factors. Generally, the Company's intent and ability to renew a customer contract impacts anticipated cash flows and the underlying value of the intangible asset. The Company did not recognize an impairment loss during the year ended December 31, 2014.

5. Related-Party Transactions

In accordance with the Company's cost sharing agreements with SWBC and its subsidiaries; during 2014, the Company reimbursed and was reimbursed for direct payroll costs, employee benefits and commission expenses. Additional reimbursed costs include direct operating expenses and allocated services which are based on actual usage. These costs are reflected in the statement of operations on the appropriate expense line item. The Company uses intercompany payable accounts with SWBC and its subsidiaries to reflect this activity. No interest expense related to the intercompany accounts is recorded.

During the year ended December 31, 2014, $7,517,317 was charged to the Company for these services and costs, and $7,497,478 was paid to SWBC and its subsidiaries for these services and costs.

In October 2013, the Company entered into a $10,000,000 Revolving Credit Facility Agreement (the Agreement) with SWBC to fund the trading and holding of inventory in certain securities. Interest is payable at *Wall Street Journal* prime plus 1%. The Agreement matures in October 2015 and has automatic one-year renewals unless terminated by either party. At December 31, 2014, the Company had no borrowings outstanding under the Agreement.

6. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). During 2014, the Company received approval for a change in business operations from FINRA. Accordingly, the Company's minimum net capital requirement was increased to the greater of $100,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $2,350,423, which was $2,194,802 in excess of its required net capital of $155,621. The Company's ratio of aggregate indebtedness to net capital was .99 to 1 at December 31, 2014.

7. Major Supplier Relationships

The Company markets the products of several registered investment companies, insurance companies and third-party providers. One insurance company accounted for approximately 23% of commission revenue for the year ended December 31, 2014.

8. Employee Benefits

The Company participates in the Southwest Business Corporation 401(k) Profit Sharing Plan (the Plan). The Plan is a defined contribution plan covering employees of the Company when they begin employment. Participants may contribute up to 100% of their compensation, subject to Internal Revenue Service limitations, and may elect to invest in various investment options offered by the Plan.

The Company offers a discretionary matching program which matches 50% of participant contributions up to 6% of a participant's compensation for the year ended December 31, 2014. The Company may also make discretionary profit sharing contributions to the Plan. During 2014, the Company's expense related to the Plan totaled $101,853, and is reported in salaries and benefits.

The Company's employees participate in SWBC's medical and dental plans which cover all full-time employees. SWBC is self-insured under these plans up to a maximum of $250,000 per claim and maximum aggregate claims of $17,432,410 for the year ended December 31, 2014. During 2014, the Company recorded $204,332 of expense relating to these medical and dental plans.

Certain employees of the Company participate in The Executive Nonqualified Excess Plan of Southwest Business Corporation (NQDC Plan) which provides the opportunity for eligible employees to defer compensation in excess of qualified retirement plan limits on a pre-tax basis and accumulate tax-deferred earnings. The NQDC Plan stipulates eligible compensation and deferral limits and qualifying distribution events, as well as special death benefits. The liability for the NQDC Plan, which is included in accrued compensation expenses, was $1,249,632 at December 31, 2014.

9. Fully Disclosed Clearing Agreement

The Company has an agreement to provide brokerage clearing services on a fully disclosed basis with National Financial entitled Fully Disclosed Clearing Agreement. This agreement requires a minimum net capital of $150,000 and an escrow deposit of $75,000, which is reported in cash and cash equivalents.

10. Commitments, Contingencies and Credit Risks

The Company is party to a claim and legal proceedings arising in the ordinary course of business. The Company believes it is unlikely the final outcome of the claim or any proceedings to which the Company is a party would have a material adverse effect on its financial statements.

The Company's customer accounts are carried by National Financial. All execution and clearing services are also performed by National Financial. The agreement between the Company and

National Financial stipulates that all losses resulting from the Company's inability to fulfill its contractual obligations are the responsibility of the Company.

The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Securities Investor Protection Corporation or the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

11. Subsequent Events

Effective February 2, 2015, the Company began proprietary trading of fixed income securities. At that time, the Company's minimum Net Capital requirement for National Financial was increased to $250,000. In addition, during February 2015, $3,000,000 was drawn on the Revolving Credit Facility Agreement with SWBC. The Company is not aware of any other events occurring subsequent to December 31, 2014 through the date these financial statements were available to be issued that would have a material effect on its financial condition.

Supplementary Information

SWBC Investment Services, LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

Net capital	
Total Member's equity	$ 3,273,767
Deductions/charges:	
Non-allowable assets:	
Receivables older than 30 days	3,107
Prepaid expenses	199,736
Receivable from related parties	194,482
Property and equipment – net	222,144
Purchased customer relationships	303,875
Total non-allowable assets	923,344
Net capital	$ 2,350,423
Aggregate indebtedness	
Items included in statement of financial condition:	
Payable to related parties	$ 267,281
Accounts payable and accrued expenses	124,615
Accrued compensation expenses	1,388,322
Commissions and administrative fees payable	554,092
Total aggregate indebtedness	$ 2,334,310
Computation of basic net capital requirement	
Minimum net capital required	$ 155,621
Excess net capital at 1,500 %	$ 2,194,802
Excess net capital at 1,000 %	$ 2,116,992
Ratio: Aggregate indebtedness to net capital	0.99 to 1

Note: The Company's unaudited part II of Form X-17A-5 was submitted to be amended with FINRA on February 24, 2015. The difference between the original report filed and the amended report was an increase in net capital of $24,159. The primary differences related to recording additional revenue of $52,273, additional commission expense of $12,553 and additional other expenses of $12,611. A second amendment is pending submission to FINRA due to the required gross up of related party receivables and payables. Accordingly, net capital has decreased by $194,482 and aggregate indebtedness has increased by $194,482.

SWBC Investment Services, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3

As of December 31, 2014

The Company claims an exemption from the provisions of Securities and Exchange Commission Rule 15c3-3 under Section k(2)(ii) as an introductory broker-dealer that does not carry customer accounts and does not otherwise hold funds or securities for customers, and is not required to maintain a special reserve bank account for the exclusive benefit of its customers.

SWBC Investment Services, LLC
9311 San Pedro Suite 600 San Antonio, Texas 78216
210.525.1241 800.527.0066 FAX: 210.525.9461

Member of FINRA & SIPC

February 28, 2015

SEC
Mail Processing
Section

MAR 02 2015
Washington DC
403

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sirs:

As required, enclosed are two copies of the audited financial statements and supplementary information for SWBC Investment Services, LLC, (SWBC) as of and for the year ended December 31, 2014. Also enclosed is the Independent Accountants' Report on Agreed-Upon Procedures Related to SWBC's SIPC Assessment Reconciliation for the period from January 1, 2014 to December 31, 2014.

Please call me if you have any questions.

Sincerely,

Cindy L. Jorgensen
Financial Operations Principal

CLJ:ccb

Enclosures

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member of
SWBC Investment Services, LLC

We have reviewed management's statements, included in the accompanying SWBC Investment Services, LLC's Exemption Report, in which (1) SWBC Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014, except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2015

SWBC® Investment Services

SWBC Investment Services, LLC
9311 San Pedro | Suite 600 | San Antonio, Texas 78216
210.525.1241 | 866.884.2605 | FAX: 210.525.9461 | www.swbc.com
Member of FINRA & SIPC

SWBC Investment Services, LLC's Exemption Report

SWBC Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from C.F.R. §240.15c3-3 under the provisions of (k)(2)(ii). The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) from June 1, 2014 through December 31, 2014 except as described below.

On three occasions listed below, a branch financial representative failed to promptly forward a customer check. In each case, the customer check was forwarded the following business day.

(1) check received on 08/04/2014 was forwarded on 08/06/2014
(2) check received on 08/05/2014 was forwarded on 08/07/2014
(3) check received on 11/03/2015 was forwarded on 11/05/2014

I, Kelly M. Tramontano, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kelly M. Tramontano
President/CEO
SWBC Investment Services, LLC
February 27, 2015